FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the months of August and October 2005
Commission File Number: ___________________

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                                 Yes____         No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Press Release: TTI Telecom Introduces Mediation Studio.

2. Press Release: TTI Telecom and ATOS Origin Partner to Deliver Cutting-Edge OSS Solutions.

3. Press Release: TTI Telecom Appoints Telecom Executive as CEO.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TTI Team Telecom International Ltd.


Date: November 1, 2005               By:  /s/ Israel (Eli) Ofer
                                          ---------------------
                                          Israel (Eli) Ofer
                                          Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit         Description
Number          of Exhibit

  1             Press Release: TTI Telecom Introduces Mediation Studio.
  2             Press Release: TTI Telecom and ATOS Origin Partner to Deliver
                Cutting-Edge OSS Solutions.
  3             Press Release: TTI Telecom Appoints Telecom Executive as CEO.

                                    EXHIBIT 1



--------------------------------------------------
Corporate Contact:
--------------------------------------------------
            Shachar Ebel
            CTO
            TTI Telecom Ltd.
            T: +1.972.3.926.9764
            shachare@tti-telecom.com
--------------------------------------------------

                     TTI TELECOM INTRODUCES MEDIATION STUDIO

  - A Unique, Extensible Bi-Directional Mediation Platform to Lower Cost of OSS Ownership Via Centralized Management of Network Interfacing -

Petach Tikva, Israel - August 30, 2005 - TTI Telecom International
Ltd. (NASDAQ: TTIL), ("the Company'), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, announced today the general availability (GA) of its Mediation Studio for convergent networks.

The Mediation Studio helps service providers adapt to new equipment and to new versions of existing equipment by greatly simplifying the connectivity to the network, utilizing both the processing of data generated by the network and the definition of commands and command scripts to be sent back to the network. Authorized administrators can create and maintain libraries of device definitions and commands that can be easily reused, with project-specific modifications, in subsequent implementations.

"With Mediation Studio, service providers can significantly improve the ROI of their OSS/BSS investments," stated Shachar Ebel, CTO of TTI Telecom. "By giving operators a tool with which to manage any changes in the network data interface, Mediation Studio's extensibility features enable both new and legacy NMS systems to keep pace with growing, changing networks much more easily and rapidly."

The Mediation Studio builds on the powerful flexibility of TTI Telecom's established Netrac DvXpert (Device Expert) and NCI (Network Command Interface) modules to deliver an integrated, off-the-shelf mediation platform that is ideal for both service providers and system integrators. By combining these vendor, technology and protocol independent modules under an integrated, intuitive management GUI, TTI Telecom empowers end users to interpret, enrich, monitor and manage the data and commands flowing from and to their network devices and NMS more easily than ever.

"The Mediation Studio brings powerful benefits to our Netrac customers and opens up new markets and channels for TTI Telecom," continued Ebel. "Our customers' OSS solutions will be up and running faster than ever while maintenance costs will be reduced. In addition, we now offer our mediation solutions to both service providers and system integrators, regardless of which OSS modules they deploy."


About TTI Telecom:
TTI Team Telecom International Ltd. Offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                    EXHIBIT 2



--------------------------------------------------
Corporate Contacts:
--------------------------------------------------
       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay@tti-telecom.com
--------------------------------------------------

                 TTI TELECOM AND ATOS ORIGIN PARTNER TO DELIVER
                           CUTTING-EDGE OSS SOLUTIONS

               - Combination Delivers Innovative OSS Solutions to
                      Telecom Service Providers Worldwide -

Hoboken, New Jersey - October 4, 2005 - Team Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced the formation of a global partnership with Atos Origin, an international IT services company, for a combined market approach offering OSS solutions to telecom providers.

Atos Origin is one of the major IT services providers in the European telecom market and has a large client base to which it delivers reliable end-to-end solutions. Combining TTI Telecom's OSS expertise with Atos Origin's integration strength generates a strong market combination that improves solution delivery and increases customer satisfaction.

"We are extremely pleased to partner with Atos Origin, a major IT services company", said Meir Lipshes, Active Chairman and CEO of TTI Telecom. "Leveraging Atos Orgin's in-depth business knowledge and strong market presence will enable TTI Telecom to further optimize its sales and delivery efforts. Furthermore, Atos Origin's integration expertise reinforces our plans to grow and deepen our market presence in the OSS solutions domain and we feel confident that this partnership will prove to be highly productive."

"Atos Origin chose to join forces with TTI Telecom in particular because of its innovative capacity and strong track record in the global OSS industry", stated Cees de Jong, Senior Vice President Global Telecom Market, at Atos Origin. "We have built a strong relationship with TTI Telecom in the past and worked together on various projects at customers around the world. TTI Telecom already proved to be reliable, effective and innovative. Atos Origin is pleased to partner with TTI Telecom and will continue to offer existing and new customers a winning value proposition."



About TTI Telecom:
TTI Telecom offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) and Business Support Systems
(BSS) to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly.
Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting. For more information you can visit: www.atosorigin.com.

                                       ###

                                    EXHIBIT 3

--------------------------------------------------
Corporate Contact:
--------------------------------------------------
       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay@tti-telecom.com
--------------------------------------------------



                  TTI TELECOM APPOINTS TELECOM EXECUTIVE AS CEO
       - Meir Lipshes to continue as Chairman of the Board of Directors -


Petach Tikva, Israel - October 31, 2005 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) (`the Company'), a global supplier of Operations Support Systems
(OSS) and Business Support Systems (BSS) to communications service providers, today announced that Ruben Markus, most recently Executive Vice President of Global Sales and Marketing at ECI Telecom, will be appointed Chief Executive Officer of the Company effective December 1st. Markus will replace Meir Lipshes, who has served as interim CEO since March 2005 and will remain as an active Chairman of the Board of Directors.

"Ruben's demonstrated ability to increase sales and his prior CEO experience are perfect complements to TTI Telecom post-restructuring," stated Meir Lipshes, Chairman and Interim CEO of TTI Telecom. "Coming at the heels of two consecutive quarters of operational and financial improvement, we expect Ruben's understanding of the industry trends driving customer demand and expertise in managing large sales opportunities to leverage this newly-built foundation to fuel the Company's growth in 2006 and beyond. I join the other Board members and all employees in welcoming Ruben to TTI Telecom and look forward to the Company's future success."

Commenting on his appointment, Markus stated, "The results of the restructuring, when combined with the service provider community's migration to next-generation communication technologies, have ensured that TTI Telecom is well positioned to capture greater opportunities going forward. With market-leading technology and a world-class customer base supported by committed employees, TTI Telecom stands at an excellent launching point for growth. I am very pleased to be a part of the TTI Telecom family and believe that together we can achieve our goals." Mr. Markus was most recently Executive Vice President, Global Sales & Marketing at ECI Telecom, where he was responsible for ECI's global distribution arm and achieved 10 consecutive quarters of sales growth. Prior to this at ECI Telecom, he was Executive Vice President, Global Sales & Strategy and a member of the executive management team, where he assumed the responsibility for re-creating a unified worldwide distribution arm and strategy and business development disciplines following ECI's decision to re-establish itself as an integrated business entity.
In this position, Mr. Markus oversaw the sales turn-around of the company from an all-time low of less than $90M per quarter (2Q03) to the current run rate of approximately $150M per quarter (2Q05) while penetrating new, major emerging markets. Prior to ECI, Mr. Markus was the CEO of Enavis, a spin-off of ECI's Transport Networks Division, where he created an organization of approximately 560 employees. While at Enavis, he weathered the telecom recession and led the company through a major restructuring while maintaining positive cash flow.

Note: A full personal bio will be made available on TTI Telecom's website, www.tti-telecom.com.


About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed
TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###